                                  Exhibit 99.43

Diodes Incorporated
For Immediate Release

Diodes Incorporated Opens Hong Kong Office

-   Move strengthens competitive market position in Asia

-   Management provides first quarter revenue guidance of $25M-$26M

Westlake Village, California, March 20, 2002 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive markets, today announced the opening of its Hong Kong office. The new location, which covers sales, warehouse, and logistics functions, strengthens Diodes' competitive market position in Asia.

"The Asian markets are exhibiting rapid growth and vibrancy," said C.H. Chen, Diodes' President and CEO. "More and more communication and PC companies are moving to China. By having sales and warehousing direct out of Hong Kong, Diodes should enable shorter lead times on orders and better service to our growing customer base."

Commenting on the first quarter of 2002, Mr. Chen said, "We are very comfortable with our previous guidance and anticipate first quarter revenue will be in the range of $25-$26 million. Due to ongoing initiatives to increase our manufacturing efficiency, we expect the gross profit margin in Q1 to improve by approximately 100-150 basis points sequentially, from 13.9% in the prior quarter."

The Company plans to hold its first quarter 2002 conference call following their earnings release on Wednesday, May 1, 2002.

About Diodes Incorporated

Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

            Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group;

(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com.

Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.


                                       85